UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Avanex Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

05348W109 (Common Stock)

(Cusip Number)

Jean-Pascal Beaufret
54, rue la Boétie
75008 Paris, France
33-1-40-76-14-05

with a copy to: Stanley Komaroff
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
212-969-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 05348W109

1.	Name of Reporting Person: Alcatel		I.R.S. Identification Nos. of above persons (entities only): (Intentionally Omitted)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 35,369,834[1]

		9.	Sole Dispositive Power: 35,369,834[2]

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,369,834

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.0%

14.	Type of Reporting Person (See Instructions): CO

1 As further described in this Amendment, pursuant to the Stockholders’ Agreement, Alcatel has agreed, for so long as it owns 5% or more of the outstanding Voting Securities, to take such action as may be required so that all Voting Securities beneficially owned by Alcatel are voted in the manner recommended by the board of directors of Avanex (other than with respect to a Change of Control Transaction Proposal).

2 As further described in this Amendment, pursuant to the Stockholders’ Agreement, the disposition of the shares of Common Stock by Alcatel is subject to certain volume and other limitations.

Statement on Schedule 13D
Pursuant to Rule 13d-1
under the
Securities Exchange Act of 1934, as amended

     This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on May 22, 2003 by Alcatel, a société anonyme organized under the laws of the Republic of France (“Alcatel”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or in the Stockholders’ Agreement (as defined below). This Amendment relates to the common stock, par value $0.001 per share (the “Common Stock”), of Avanex Corporation, a Delaware corporation (“Avanex”). The principal executive offices of Avanex are located at 40919 Encyclopedia Circle, Fremont, California 94538.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

     In connection with the closing of the transactions contemplated by the Purchase Agreement (the “Closing”), Alcatel, through its subsidiary Alcatel Participations, received 35,369,834 shares of Common Stock, representing approximately 28.0% of the outstanding shares of Common Stock, in consideration for the sale to Avanex of all of the issued and outstanding share capital of Optronics France.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On July 31, 2003, Alcatel, Corning and Avanex consummated the transactions contemplated by the Purchase Agreement, and Avanex purchased all of the issued and outstanding share capital of Optronics France in consideration for the Alcatel Share Issuance.

     The Stockholders’ Agreement

     On July 31, 2003, Alcatel, Corning and Avanex entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), the principal terms of which are summarized below.

     Standstill Agreement. Alcatel has agreed not to take any of the following actions for a period of three years following the Closing, without first obtaining the consent or approval of the board of directors of Avanex:

•	acquire, or propose to acquire or agree to acquire, directly or indirectly, record or beneficial ownership of, or the right to vote, any additional securities of Avanex;

•	propose or seek to effect a merger, consolidation or other business combination that would result in the stockholders of Avanex immediately prior to the transaction holding, directly or indirectly, less than 50% of the equity interests of the surviving entity (a “Change of Control Transaction Proposal”);

•	publicly seek to exercise any control or influence over the management of Avanex or the board of directors of Avanex, or any of the businesses, operations or policies of Avanex;

•	solicit proxies or participate in any solicitation of proxies in opposition to the recommendation or proposal of the board of directors of Avanex; and

•	form, join in or participate in any group, partnership, pooling agreement, syndicate or voting trust with respect to any securities of Avanex or enter into any agreement or arrangement for the purposes of acquiring, holding, voting or disposing of any securities of Avanex.

     Voting Obligations of Alcatel. Alcatel has agreed to vote on all matters as recommended by the board of directors of Avanex for as long as it owns 5% or more of the outstanding voting securities of Avanex. However, this voting obligation does not apply with respect to any Change of Control Transaction Proposal between Avanex and certain competitors of Alcatel. In addition, Alcatel has agreed to be present in person or by proxy at all Avanex stockholder meetings so that its voting securities will be counted for the purposes of determining the presence of a quorum.

     Restrictions on Transfer. Subject to certain exceptions, Alcatel is restricted from disposing of its shares of Common Stock owned at the time of the Closing until two business days prior to the first anniversary of the Closing (the “Initial Lock-Up Period”). After the Initial Lock-Up Period, Alcatel is permitted to dispose of ten percent (10%) of the Alcatel Shares and an additional ten percent (10%) during each of the subsequent four calendar quarters, subject to certain exceptions. Furthermore, during the quarter ending December 31, 2004, Alcatel is permitted to dispose of more than ten percent (10%) of the shares of Common Stock it owns, provided that it continues to hold at least that number of shares of Common Stock equal to approximately 20% of the shares of Common Stock outstanding at the end of that quarter. In addition, if Alcatel sells any of its shares of Common Stock in the quarter ending December 31, 2004, pursuant to the above exception, it may only dispose of a number of shares of Common Stock in the following quarter to the extent that, at the end of that quarter, it holds at least 70% of the Alcatel Shares.

     Registration Rights; Demand Registration Rights; Piggyback Registration Rights. Avanex has agreed to use commercially reasonable efforts to cause 10% of the Alcatel Shares to be registered under the Securities Act upon expiration of the Initial Lock-Up Period and to cause an additional ten percent (10%) of the Alcatel Shares to be registered during each of the subsequent four calendar quarters. Alcatel also has demand registration rights effective two years following the Closing and piggyback registration rights effective upon the Closing, in each case, subject to certain limitations related to underwriter cut-backs. These registration rights, as well as the demand and piggyback registration rights, terminate on the date when all Registrable Securities held by Alcatel may be sold immediately under Rule 144(k) of the Securities Act during any 90 day period.

     Market Stand-off. Alcatel has agreed, in connection with the public offering of Avanex Securities and upon the request of Avanex or the underwriters managing any underwritten offering, not to dispose of Avanex Securities held as of the date of the Stockholders’ Agreement or acquired after that date for a period of 90 days after the date of the final prospectus delivered to the underwriters, without the prior written consent of the board of directors of Avanex as long as it owns more than 5% of the outstanding securities of Avanex. Notwithstanding this restriction, in the quarter ending December 31, 2004, Alcatel will be entitled to dispose of shares of the Common Stock to the extent necessary to reduce the number of Alcatel Shares to approximately 20% of the outstanding shares of Common Stock.

     Right of First Refusal. Until the earlier of either five years after the date of the Closing or the time that Alcatel beneficially owns less than 5% of the Voting Securities, Alcatel has the right to purchase its pro rata share of any new securities to be issued by Avanex on substantially the same terms and conditions of the proposed issuance. This right of first refusal does not apply to the issuance of certain securities by Avanex, including securities issued pursuant to employee stock incentive programs or arrangements, the acquisition of another corporation by Avanex approved by the board of directors, the exercise of certain outstanding exercisable securities, a commercial leasing or debt financing transaction approved by the board of directors, or technology or similar agreements or strategic partnerships approved the board of directors.

     The description contained in this Item 4 of the Stockholders’ Agreement is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     (a)  and (b) Alcatel, through its subsidiary Alcatel Participations, has the shared power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, an aggregate of 35,369,834 shares of Common Stock, representing approximately 28.0% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by Avanex as being outstanding as of July 30, 2003).

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description

99.3	Stockholders’ Agreement, dated as of July 31, 2003, among Avanex, Alcatel and Corning.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2003

ALCATEL

By: /s/ Laurent Schedeich Name: Laurent Schedeich
Title: Senior Legal Counsel